PLAINTREE SYSTEMS INC.

# ANNUAL REPORT

CBP

VAL D'OR DOME - QUEBEC, CANADA

STRONG MUSEUM ROCHESTER, NEW YORK

TORNADO WATER SLIDE - CHIMELONG, CHINA

# 2009

HYPERNETICS

TRIODETIC*

2009 PRESIDENTS LETTER TO SHAREHOLDERS.

Dear fellow Investors,

Well, we finally have the much anticipated results from our first year’s operations as the new Plaintree and I am pleased to say that the integration of Hypernetics and the Triodetic Group of Companies turned out even better than I had hoped.

With the acquisition of these businesses, Plaintree now has two diverse business divisions, the Specialty Structures division (former Triodetic business) and the Electronics division (former Plaintree and Hypernetics business).

With the first full year of the newly restructured Plaintree Systems Inc. under our belts, I think it would be an understatement to say that the restructuring was quite positive for the company. If we compare this years results with the actual Plaintree 2008 results (before any 2008 Pro-Forma consolidation of the pre-acquisition contributions by Hypernetics or Triodetic), 2009 revenues climbed to $21,399,740 from the previous years $1,289,701.

Even more importantly, After Tax Earnings of $4,844,499 in 2009 far outstripped the $70,450 corresponding figure in 2008.

It’s even more impressive when you consider that Plaintree’s exemplary performance in 2009 was attained even though the last two quarters of our 2009 fiscal year corresponded to the beginning of one of the worst global economic melt-downs in recent memory.

Most of the growth occurred within our Specialty Structures division. The Company’s Electronics division continued its usual consistent sales and profitability.

That was 2009 and I guess the important question on all of your minds is, what will happen during the even tougher economic times we are currently in?

As we have warned for the last few quarters, we do expect the world slow down to affect our businesses. Our canary in the coal mine is the Aerospace portion of our Electronics division which every 7 to 10 years seems to go through a contraction and we are certainly seeing this happen now.

Our Specialty Structures division is also seeing some of its contract potential being delayed, however actual cancellations of projects have not yet been observed.

In summary, Plaintree is now in the best financial shape it has ever been and we feel that there are lots of exciting times ahead. We continue to appreciate your support and look forward to seeing you at our shareholders meeting on September, 17, 2009.

Sincerely yours,

David Watson July 22, 2009 CEO.

Plaintree Systems Inc

90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com Divisions of Plaintree Systems Inc - Hypernetics • Triodetic • Plaintree

Consolidated Financial Statements of

PLAINTREE SYSTEMS INC.

March 31, 2009 and 2008 (in Canadian dollars)

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa, ON K1P 5T8 Canada Tel: (613) 236-2442 Fax: (613) 236-2195 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Plaintree Systems Inc.

We have audited the consolidated balance sheets of Plaintree Systems Inc. as at March 31, 2009 and 2008 and the consolidated statements of income and comprehensive income, shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants Licensed Public Accountants

July 22, 2009, except as to Note 24 which is as of October 15, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1 and 2 to the consolidated financial statements. Our report to the Board of Directors and shareholders, dated July 22, 2009, except as to Note 24 which is as of October 15, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants Licensed Public Accountants

July 22, 2009, except as to Note 24 which is as of October 15, 2009

PLAINTREE SYSTEMS INC.

Consolidated Financial Statements March 31, 2009 and 2008

(In Canadian dollars)

Page
Consolidated Balance Sheets	1
Consolidated Statements of Income and Comprehensive Income	2
Consolidated Statements of Cash Flows	3
Consolidated Statements of Shareholders' Equity (Deficiency)	4
Notes to the Consolidated Financial Statements	5 - 33

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets
as at March 31, 2009 and 2008
(in Canadian dollars)

	2009	2008
		(Restated -
		see Note 1)

Current assets
Cash	$ 1,451,729	$ 1,769,145
Trade accounts receivable, net of allowance for	2,617,523	2,780,837
doubtful accounts of $98,560 (2008 - $51,113)
Unbilled revenue	890,924	300,898
Inventories (Note 4)	2,862,871	2,156,468
Prepaid expenses and other receivables	89,529	194,022
Due from related parties (Note 6)	313,579	1,543,005

	8,226,155	8,744,375
	-
Property, plant and equipment, net (Note 7)	3,145,419	2,671,812

	$ 11,371,574	$ 11,416,187

Current liabilities
Accounts payable and accrued liabilities (Note 12)	$ 1,582,234	$ 2,521,942
Deferred revenue	159,042	1,502,273
Due to related parties - other - current portion (Note 9)	194,028	4,291,815
Due to related parties - convertible debentures - current portion (Note 8)	176,009	1,710,145
Long-term debt - current portion (Note 5)	174,611	1,006,901

	2,285,924	11,033,076

Due to related parties - convertible debentures (Note 8)	247,672	-
Due to related parties - other (Note 10)	2,491,172	-
Future income taxes	-	113,906
Due to related parties - line of credit (Note 11)	1,056,653	-
Due to related parties - demand loan (Note 11)	829,601	-
Long-term debt (Note 5)	1,006,616	-

	7,917,638	11,146,982
Shareholders' equity (deficiency)
Share capital (Note 13)
Class A preferred shares 18,325 outstanding (March 31, 2008 - 18,325)	1	1
Common shares 12,522,143 outstanding
(March 31, 2008 - 12,522,143)	97,586,741	97,586,741
Additional paid in capital	40,232	-
Equity component of convertible debentures (Note 8)	943,061	943,061
Deficit	(95,116,099)	(98,260,598)

	3,453,936	269,205

	$ 11,371,574	$ 11,416,187

APPROVED BY THE BOARD:

____________________________

PLAINTREE SYSTEMS INC.
Consolidated Statements of Income and Comprehensive Income
for the years ended March 31, 2009, 2008 and 2007
(in Canadian dollars)

	2009	2008	2007
		(Restated -	(Restated -
		see Note 1)	see Note 1)

Revenue
Product revenue	$ 21,247,270	$ 13,848,507	$ 9,712,310
Management services revenue	152,470	-	153,000

	21,399,740	13,848,507	9,865,310

Cost of revenue
Cost of products sold	12,340,360	8,378,024	5,664,694
Cost of services	41,303	-	51,000
Write-down of inventories (Note 4)	382,790	121,108	143,920

	12,764,453	8,499,132	5,859,614

Gross margin	8,635,287	5,349,375	4,005,696

Operating expenses
Sales and marketing	915,002	1,133,251	990,924
Finance and administration	1,610,596	1,651,325	1,530,578
Research and development	1,553,354	1,687,657	870,868
Interest expense	228,489	481,470	369,473
(Gain) loss on foreign exchange	(417,667)	133,535	61,177
Accretion of debt discount	-	7,384	143,059

	3,889,774	5,094,622	3,966,079

Income from operations	4,745,513	254,753	39,617

(Loss) gain on write-down of investments	(6,658)	55,117	-
Partnership income (Note 3)	-	308,415	516,577
Other partnership related expenses (Note 3)	-	-	(59,677)
Partnership bank loan interest (Note 3)	-	(8,415)	(214,994)
(Loss) gain on disposal of assets	(1,022)	210,565	(1,340)

Income before taxes	4,737,833	820,435	280,183

Income tax (recovery) expense (Note 17)	(106,666)	98,600	-

Net income and comprehensive income	$ 4,844,499	$ 721,835	$ 280,183

Basic earnings per share (Note 14)	$ 0.27	$ 0.06	$ 0.02

Diluted earnings per share (Note 14)	$ 0.26	$ 0.06	$ 0.02

Weighted average common shares outstanding - basic	12,522,143	12,522,143	12,522,143

Weighted average common shares outstanding - diluted	13,288,441	12,522,143	12,522,143

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
for the years ended March 31, 2009, 2008 and 2007
(in Canadian dollars)

	2009	2008	2007
		(Restated -	(Restated -
		see Note 1)	see Note 1)

Operating
Net income	$ 4,844,499	$ 721,835	$ 280,183
Items not affecting cash:
Amortization of property, plant and equipment	433,775	199,787	180,593
Write-off of inventories	382,790	121,108	143,920
Loss (gain) on disposal of property, plant and equipment	1,068	(213,541)	5,209
Gain on sale of investments	-	(55,117)	-
Interest and accretion on convertible debentures	14,776	148,034	237,602
Interest on due to related party - line of credit	56,653	-	-
Interest on due to related party - demand loan	58,090	-	-
Stock-based compensation expense	40,232	-	2,244
Future income taxes	(113,906)	(108,691)	198,553
Non-cash partnership income from satisfaction of loan	-	(300,000)	-
Changes in non-cash operating working capital (Note 15)	(2,464,926)	451,168	257,547

	3,253,051	964,583	1,305,851

Investing
Purchases of property, plant and equipment	(908,450)	(1,370,344)	(1,010,011)
Proceeds from disposal of property, plant and equipment	-	479,479	-
Proceeds from (investment in) partnership	-	112,061	(62,744)
Proceeds from disposal of investments	-	55,117	-
Payment for affecting the continuity of interests	(1,500,000)	-	-

	(2,408,450)	(723,687)	(1,072,755)

Financing
Distributions to shareholders	-	-	(33,475)
Increase in long term debt	287,999	534,000	623,001
Repayment of long term debt	(113,670)	(149,770)	(660,031)
Repayment of related parties - convertible debentures	(1,301,240)	-	-
(Repayment) increase of related parties - other	(1,756,615)	821,290	222,881
Increase in due to related parties - line of credit	1,000,000	-	-
Increase in due to related parties - demand loan	771,509	-	-
Dividends on preferred shares	(50,000)	-	-

	(1,162,017)	1,205,520	152,376

NET CASH (OUTFLOW) INFLOW	(317,416)	1,446,416	385,472

Cash (bank indebtedness), beginning of year	1,769,145	322,729	(62,743)

Cash, end of year	$ 1,451,729	$ 1,769,145	$ 322,729

Supplementary information
Taxes paid	$ 13,234	$ 21,958	$ 58,466

Portion of partnership distributions paid directly on bank loan	$ -	$ (2,000,000)	$ 3,900,000
Reduction of investment in partnership (non-cash)	$ -	$ (1,700,000)	$ (3,900,000)

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Equity (Deficiency)
as at March 31, 2009, 2008 and 2007

						Equity Component		Shareholders'
	Preferred Shares		Common Shares			of Convertible	Additional Paid-	Equity
	Number	Amount	Number	Amount	(Deficit)	Debentures	in Capital	(Deficiency)

Balance at March 31, 2006,
as previously reported (Note 1)	-	$ -	90,221,634	$ 97,561,140	$ (101,680,091)	$ 943,061	$ 788,259	$ (2,387,631)

Consolidation of shares
10:1 (Note 1)	-	-	(81,199,491)	-	-	-	-	-

Continuity of interests in
Hypernetics and Triodetic (Note 1)	18,325	1	3,500,000	25,601	2,417,475	-	(788,259)	1,654,818

Balance at March 31, 2006,
restated (see Note 1)	18,325	1	12,522,143	97,586,741	(99,262,616)	943,061	-	(732,813)

Net income - fiscal 2007	-	-	-	-	280,183	-	-	280,183

Balance at March 31, 2007,
restated (Note 1)	-	1	12,522,143	97,586,741	(98,982,433)	943,061	-	(452,630)

Net income - fiscal 2008	-	-	-	-	721,835	-	-	721,835

Balances at March 31, 2008,
restated (Note 1)	18,325	1	12,522,143	97,586,741	(98,260,598)	943,061	-	269,205

Payment for affecting the
continuity of interests (Note 1)	-	-	-	-	(1,500,000)	-	-	(1,500,000)

Stock-based compensation expense	-	-	-	-	-	-	40,232	40,232

Dividend declared on preferred shares	-	-	-	-	(200,000)	-	-	(200,000)

Net income - fiscal 2009	-	-	-	-	4,844,499	-	-	4,844,499

Balances at March 31, 2009	18,325	$ 1	12,522,143	$ 97,586,741	$ (95,116,099)	$ 943,061	$ 40,232	$ 3,453,936

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

(All comparative figures as at March 31, 2008 and 2007 are restated.  See Note 1)

1.

DESCRIPTION OF THE BUSINESS

On April 1, 2008, Plaintree Systems Inc. (“Plaintree”) completed its acquisition (the “Acquisition”) of all of the issued and outstanding share capital of Hypernetics Limited (“Hypernetics”) and 4439112 Canada Inc., which through a wholly-owned subsidiary owns all of the share capital of Triodetic Building Products Inc. and other subsidiaries (the “Triodetic Group of Companies”). Under this agreement, Plaintree issued 9,000 Class A preferred shares to acquire all of the outstanding shares of Hypernetics and paid $1,500,000 in cash and issued 3,500,000 common shares and 9,325 Class A preferred shares for all of the outstanding shares of 4439112 Canada Inc. Immediately following the completion of the Acquisition, Plaintree amalgamated the businesses of each of Hypernetics and Triodetic Group of Companies into Plaintree (the “Company”). The Company operates its businesses through two divisions: Specialty Structurals (former business of the Triodetic Group of Companies) and Electronics (former business of Hypernetics and FSO business of Plaintree).

Hypernetics is a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators.  The Triodetic Group of Companies is a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.

The Acquisition was treated as a transaction between parties under common control and is accounted for under the continuity of interest method. Under this method, the various assets and liabilities are accounted for at the carrying value in the combining companies’ records.  The excess of cash consideration issued under the transaction over the carrying value of Hypernetics Inc.'s and Triodetic Holdings Inc.’s shareholders' equity was reduced against additional paid in capital. Under the continuity of interest method, the current and comparative results are presented as if the companies have always been combined.

On April 1, 2008, the Company also completed a share consolidation by exchanging one new share for every ten existing shares.  All references to common share, option, warrant and per common share amounts for all periods presented have been retroactively restated to reflect the share consolidation.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are valued using a weighted average cost formula and are stated at the lower of cost and net realizable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventories held by the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Property, plant and equipment

Property, plant and equipment are stated at cost.  Amortization is provided over the estimated useful lives of the assets using the straight-line method as follows:

Software

2 years

Computer equipment

3 years

Vehicles

4 years

Factory equipment

10 years

Office equipment and furniture

10 years

Building improvements

10 years

Outside compound

10 years

Building

20 years

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable.  If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment when all significant contractual obligations have been satisfied provided evidence of an arrangement exists, the price to the customer is fixed and determinable and collection is probable.

In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience.  Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition and warranties (Continued)

Revenue on fixed-price contracts is recognized based on the estimated percentage of completion of services rendered that reflects the extent of work accomplished.  Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract.  The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience.  This method requires estimates of costs and profits over the entire term of the contract.  Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of income in the period in which the facts that give rise to the revision become known.  Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.  Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Progress billings are recorded as deferred revenue to the extent that the billings exceed revenue recognized to date.  Unbilled revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year.  Exchange gains and losses resulting from the translation of these amounts are included in the statement of operations.

The accounts of the Company's wholly owned U.S. subsidiary, which is considered to be an integrated foreign operation, has been translated into Canadian dollars using the temporal method of foreign currency translation.  Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at average rates for the year.  Transaction gains or losses are included in income.

Stock option plans

The Company has a stock-based compensation plan, which is described in Note 13. The Company uses the fair value based method of accounting to record stock-based payments to employees and non-employees. Under the fair value based method, compensation cost for both employees and non-employees is measured at fair value at the date of grant and is expensed over the award’s vesting period. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Investment tax credits

Investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired.  The benefits are recognized when the Company has complied with the terms and conditions of the approved grant program or applicable tax legislation.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development expenditures

Current research costs are expensed as incurred.  Expenditures for research and development equipment, net of related investment tax credits, are capitalized.

Development costs are deferred and amortized when the criteria for deferral under Canadian GAAP are met, or otherwise, are expensed as incurred.  To date, no such costs have been capitalized.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.

Significant management estimates include percentage complete for revenue recognition, unbilled revenues, deferred revenues and allowance for doubtful accounts, useful lives of property, plant and equipment, valuation of the investment in partnership, inventory obsolescence, stock-based compensation, accrued liabilities, income tax valuation allowance and bifurcation of convertible debentures. Actual results could differ from these estimates.

Income taxes

The Company’s future income tax assets and liabilities are recognized for the future tax consequences attributable to tax loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or be settled to the extent that such assets are more likely than not to be realized.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment or substantive enactment.  Future income tax assets are recognized to the extent it is more likely than not to be realized.

Investment in Partnership

The Company accounted for its 49% investment in the Buhler Partnership using the equity method.

Earnings per share

Earnings per share has been calculated on the basis of net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Income attributable to common shareholders is equal to net income less the dividends accumulated on the preferred shares. Diluted earnings per common share is calculated by dividing the applicable net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The Company uses the treasury stock method in determining the denominator for earnings per share. Under this method it is assumed that the proceeds from the exercise of options are used to repurchase common shares at the weighted average market price of the shares for the period.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. Settlement date accounting is used.

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading.  They are measured at fair value at the balance sheets date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Financial liabilities designated as held-for-trading are those non-derivative financial liabilities that the Company elects to designate on initial recognition as instruments that it will measure at fair value through other interest expense.  These are accounted for in the same manner as held-for-trading assets.  The Company has not designated any non-derivative financial liabilities as held-for-trading.

Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost using the effective interest method.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity or held-for-trading.  Except as mentioned below, available-for-sale financial assets are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income until realized when the cumulative gain or loss is transferred to other income.

Available-for-sale financial assets that do not have quoted market prices in an active market are recorded at cost.

Interest on interest-bearing available-for-sale financial assets is calculated using the effective interest method.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction costs

Transaction costs related to held-for-trading financial assets are expensed as incurred. Transaction costs related to available-for-sale financial assets, held-to-maturity financial assets, other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

The Company has made the following classifications:

Cash is required to be classified as held-for-trading and is measured at fair value with changes in fair value recorded in net income.  The carrying amount approximates fair value.

Trade accounts receivable and unbilled receivables are required to be classified as loans and receivables and accounts payable and accrued liabilities are required to be classified as other financial liabilities and are measured at amortized costs with interest accretion recorded in net income.  Due to the short-term nature of these assets and liabilities, the carrying amounts approximate fair value.

All loans, bank loans, bonds and debentures or similar debt are measured at amortized cost with interest accretion recorded in net income.

Changes in accounting policies

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures.  All three Sections are applicable to financial statements relating to fiscal years beginning on or after October 1, 2007.  Accordingly, the Company has adopted the new standards for its fiscal year beginning April 1, 2008.  Section 3862 on financial instruments disclosures requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance; and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

In June 2007, the CICA issued Handbook Section 3031, Inventories, which replaced Section 3030, Inventories.  The new Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008.  Accordingly, the Company has adopted the new standards for its fiscal year beginning April 1, 2008.  It provides more guidance on the measurement and disclosure requirements for inventories.  The new standard had no impact on the carrying values of inventory upon adoption.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

3.

INVESTMENT IN PARTNERSHIP AND BANK LOAN

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000.  The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time.  The investment by the Company in the Partnership was completed to provide the Company with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the principal and interest and other partnership related expenses.  During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership and the investment was reduced to zero and the remaining $2,000,000 outstanding on the loan was satisfied through such distributions In fiscal 2008, Plaintree recorded $308,415 as partnership income and expensed bank loan interest of $8,415.

The Company’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000.  Plaintree has now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a general partner. In addition, the bank loan and all related expenses have been fully satisfied.  The Company accounted for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment. Prior to ceasing to be a Partner in the Buhler Partnership during fiscal 2008, the Company, as a Partner, was jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership was unable to satisfy the same, subject to a right of recovery by Plaintree from the partners on the basis of their respective ownership interest in the Partnership.

4.

INVENTORIES

	2009	2008

Raw materials	$ 1,827,294	$ 1,345,748
Work in process	894,677	663,989
Finished goods	140,900	146,731

	$ 2,862,871	$ 2,156,468

The cost of inventories recognized as an expense during the period was $11,064,038 (2008 - $7,249,098; 2007 - $5,486,597).  The total carrying value of inventory at March 31, 2009 was pledged as security through general security agreements under bank lines of credit and related party liabilities.

The Company wrote down its inventories by $382,790 in fiscal 2009 (2008 - $121,108; 2007 - $143,920) to reflect its carrying amount at net realizable value.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

5.

LONG-TERM DEBT

	2009	2008

Bank loan bearing interest at the rate of prime plus 1.25% per annum, accruing interest only until May 2008 and due in monthly principal payments of $4,080 from May 2008 through April 2013, secured by a general security agreement.

	$ 204,187	$ 244,822

Bank loan bearing interest at the rate of prime plus 1.00% per annum, payable in monthly principal plus interest instalments of $4,221, secured by a general security agreement, maturing May 2027.	505,684	528,486

Term loan payable in monthly instalments of $1,007, bearing interest at the rate of prime plus 0.85% per annum, secured by a mortgage on a property, maturing February 2012.	138,925	146,015

Term loan payable in monthly instalments of $1,929, bearing interest at the rate of prime plus 0.75% per annum, secured by equipment and a general security agreement, maturing December 2011.	56,865	76,550

Term loan payable in monthly instalments of $1,225, bearing interest at the rate of prime plus 1.00% per annum, secured by equipment and a general security agreement.	-	11,028

Term non-revolving loan payable in monthly instalments of $3,161 bearing interest at the rate of prime plus 1.00% per annum, maturing September 2018.	275,566	-

	1,181,227	1,006,901

Current portion	(174,611)	(1,006,901)

	$ 1,006,616	$ -

As at March 31, 2008, the Company was not in compliance with certain debt covenants.  As a result the outstanding balance was classified as current.

Principal repayments required in the next five years are as follows:

2010	$ 174,611
2011	174,611
2012	162,034
2013	151,463
2014	416,839
Thereafter	101,669

$ 1,181,227

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

6.

DUE FROM RELATED PARTIES

Due from related parties consists of the following:

	2009	2008

Due from Spotton Corporation	$ 313,579	$ 446,601
Due from Tidal Quality Management Inc.	-	1,096,404

	$ 313,579	$ 1,543,005

Spotton Corporation and Tidal Quality Management Inc. are companies controlled by Targa Group Inc. (“Targa”). Targa (Plaintree’s largest shareholder) is a company controlled by the CEO of the Company and a related party to the CEO.  The balances are due from related parties on demand.

7.

PROPERTY, PLANT AND EQUIPMENT

		March 31, 2009			March 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 180,874	$ -	$ 180,874	$ 180,874	$ -	$ 180,874
Building and building Improvements	2,154,080	231,098	1,922,982	1,465,674	103,963	1,361,711
Factory equipment	2,765,216	1,839,187	926,029	2,574,425	1,616,121	958,304
Computer equipment	938,214	888,510	49,704	917,257	837,031	80,226
Office equipment and furniture	186,475	156,345	30,130	186,475	138,970	47,505
Vehicles	56,784	52,088	4,696	56,784	46,232	10,552
Software	84,311	75,611	8,700	74,651	66,864	7,787
Outside compound	25,490	3,186	22,304	25,490	637	24,853

	$ 6,391,444	$ 3,246,025	$ 3,145,419	$ 5,481,630	$ 2,809,818	$ 2,671,812

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

8.

DUE TO RELATED PARTIES – CONVERTIBLE DEBENTURES

The Company has issued tranches of convertible debentures to related parties as follows:

			Components at Date of Issue
Date of Issue	Face Value	Conversion Factor	Debt	Equity

December 2003	$ 900,000	$ 0.115	$ 275,000	$ 625,000
February 2005	220,000	0.065	-	220,000
April 2005	220,000	0.110	174,414	45,586
June 2005	145,000	0.040	92,525	52,475

	$ 1,485,000		$ 541,939	$ 943,061

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

The Company determined the value of the debt and equity components of the convertible debentures in accordance with the substance of the contractual arrangement. The equity component representing the fair value of the holder’s conversion option is determined using the Black-Scholes option pricing model and is recorded as a separate component of equity.

As part of the amalgamation, convertible debt principal of $1,301,240 was repaid to Targa. Convertible debenture debt of $36,000 and interest of $3,000 held by Hypernetics Ltd. were cancelled through amalgamation.

The balance of convertible debentures debt outstanding as at March 31, 2009 and 2008 is as follows:

Face Value	Convertible Debt Balance as at March 31, 2008	Cancelled Through Amalgamation Principal and Interest	Convertible Debt Balance as at March 31, 2008 Revised	Repayment of Principal	Accrued Interest	Convertible Debt Balance as at March 31, 2009

$900,000	$1,105,951	$ -	$1,105,951	$ (900,000)	$ -	$205,951
220,000	244,918	-	244,918	(181,240)	3,876	67,554
220,000	241,193	-	241,193	(220,000)	-	21,193
145,000	157,083	(39,000)	118,083	-	10,900	128,983

$1,485,000	$1,749,145	$(39,000)	$1,710,145	$(1,301,240)	$14,776	$423,681

All of the convertible debentures are held by related parties including Targa or a subsidiary of Targa and an independent director of the Company and a company controlled by that director. Subsequent to year end, $147,760 of convertible debenture principal and interest of $31,944 was converted into 403,110 common shares.

The convertible debenture balance of $423,681 consists of $176,009 in current liabilities and $247,672 in long-term liabilities, the long-term portion reflecting the amount that the related party has agreed not to demand repayment of before September 2010.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

9.

DUE TO RELATED PARTIES – OTHER – CURRENT PORTION

	2009	2008

Due to Senior Officers	$44,028	$3,383,163
Due to Shareholders (Class A preferred shares)	150,000	-
Due to Tidal Quality Management Inc.	-	317,375
Due to Targa Group Inc.	-	591,277

	$194,028	$4,291,815

As of March 31, 2009, $44,028 (March 31, 2008 - $3,383,163) remained owing to senior officers for past services. Interest in the amount of $NIL for fiscal 2009 and $516,316 for fiscal 2008 is included in these amounts.  The amount outstanding is non-interest-bearing and payable on demand.

The Board of directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on February 27, 2009 to the holders of record at the close of business on February 23, 2009. The Class A preferred shares are held by related parties and are entitled to annual cumulative dividends of 8% on the $1,000 redemption amount of the Class A preferred shares. The dividend declared is a partial payment of the dividends accumulated in fiscal 2009.  $50,000 of the dividend has been paid and the remaining $150,000 is listed as dividends payable and is included above as Due to shareholders.

10.

DUE TO RELATED PARTIES – OTHER – LONG-TERM

	2009	2008

Due to Senior Officers	$2,025,736	$ -
Due to Tidal Quality Management Inc.	330,624	-
Due to Targa Group Inc.	134,812	-

	$2,491,172	$ -

As at March 31, 2009, a balance of $2,025,736 ($1,622,167 principal and $403,569 in interest) remained owing to senior officers. These amounts are recorded in Due to related parties – other – long-term as the parties have agreed not to demand repayment before September 2010.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears, including interest of $111,816 (2008 - $98,567) owing to this related party, amounted to $330,624 (2008 - $317,375).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default. The party has agreed not to demand repayment before September 2010 and the amount is included in Due to related parties – other – long-term.

On April 1, 2008, the principal of $310,386 on a loan from Targa was repaid. Accumulated interest in the amount of $134,812 (2008 - $591,277), which was in Due to related parties – other – current portion on a loan from Targa remains outstanding as of March 31, 2009.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

10.

DUE TO RELATED PARTIES – OTHER – LONG-TERM (Continued)

The party has agreed not to demand repayment before September 2010 and the amount is included in Due to related parties – other – long-term.

11.

DUE TO RELATED PARTIES – LINE OF CREDIT AND DEMAND LOAN

	$1.0M Line of Credit	$1.8M Demand Loan

Principal	$1,000,000	$771,509
Interest	56,653	58,092

Total	$1,056,653	$829,601

During the first quarter of fiscal 2009, a demand loan of up to $1,800,000 and a revolving line of credit of up to $1,000,000 were established between Targa and the Company.  Under the loan agreements, all amounts advanced to the Company are payable on demand and bear interest at bank prime plus 2%.  The Targa Credit Facility is secured by a security interest granted over the assets of the Company.

At March 31, 2009, $1,000,000 remained outstanding on the line of credit with accumulated interest of $56,653 for a balance of $1,056,653; $771,509 was drawn against the revolving demand loan with accumulated interest owing of $58,092 for a balance of $829,601.

Targa has agreed that it will not demand repayment before September 2010 and, accordingly, the amounts are being shown as long term.

12.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2009	2008

Accounts payable	$900,703	$1,762,720
Accrued liabilities	399,513	493,962
Salaries and benefits payable	282,018	265,259

	$1,582,234	$2,521,941

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

13.

SHARE CAPITAL

Authorized

Unlimited number of common shares

  Unlimited number of Class A preferred shares

On April 1, 2008, the previous Series I and II preferred shares were deleted and the Company created a new Class A preferred shares having the following attributes:

    Class A

8% cumulative dividend, calculated on redemption amount, redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends; liquidation preference of the redemption value plus cumulative dividends (when and if declared) to common shares; non-voting.

On April 1, 2008, the Company completed a 10 for 1 consolidation of its common shares.

Stock option plans

The Company’s Stock Option Plan allows the Company to grant options to officers and service providers to a maximum number of 1,200,000 (adjusted for 10 for 1 share consolidation).

Options under the stock option plans are issued for a period as determined by the Board of Directors of the Company at the time of grant up to a period of ten years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant.  Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

13.

SHARE CAPITAL (Continued)

Activity in the stock option plan is summarized as follows:

			Weighted
			Average
	Number of	Option	Option
	Options	Price	Price

Options outstanding March 31, 2006	861,000	$0.80-$23.10	$0.19

Expired during fiscal 2007	(63,500)	2.90-5.10	$0.33

Options outstanding March 31, 2007	797,500	0.80-23.01	$0.17

Cancelled during fiscal 2008	(580,000)	0.80-1.10	$0.10

Options outstanding March 31, 2008	217,500	0.80-23.10	$0.36

Expired during fiscal 2009	(32,500)	1.05-23.10	$18.01

Forfeited	(30,000)	0.12	$0.12

Cancelled during fiscal 2009	(175,000)	0.12-1.20	$0.93

Options granted during fiscal 2009	590,000	0.12	$0.12

Options outstanding March 31, 2009	570,000	$0.12-$ 0.80	$0.13

Additional information regarding options outstanding as of March 31, 2009 is as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life (Years)	Price

$0.12	560,000	4.3	$0.12
$0.80	10,000	1.5	$0.80

$0.12 - $0.80	570,000	4.3	$0.13

On March 31, 2008, the CEO and President returned 3,000,000 options (300,000 post consolidation) to the Company for cancellation and the Chairman of the Board of Directors returned 2,800,000 options (280,000 post consolidation) to the Company for cancellation.

On August 6, 2008, the outside directors and certain employees of the Company returned 175,000 options to the Company for cancellation.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

13.

SHARE CAPITAL (Continued)

The stock-based compensation expense of $40,232, (2008 - $NIL; 2007 - $2,244) included in general and administrative expenses was determined using the fair value method, consistent with the requirements of CICA 3870.  This was calculated using a Black-Scholes option pricing model using the following assumptions: expected dividend yield - NIL%; expected volatility - 133%; risk-free interest rate - 2%; and an expected life of five years.  The weighted average fair value for options granted in the year is $0.05 per option in fiscal 2009 (2008 - $NIL).  The fair value is estimated on the date of grant.

In 2009, an aggregate of 590,000 options to acquire common shares were granted to employees and directors of the Company (2008 - NIL; 2007 - NIL).

14.

BASIC AND DILUTED EARNINGS PER COMMON SHARE

Net income attributable to common shares used in the numerator of basic and diluted earnings per share is calculated as follows:

	Year ended March 31,
	2009	2008	2007

Net income	$4,844,499	$721,835	$280,183
Cumulative dividends on preferred shares	(1,466,000)	-	-

Net income attributable to common shares (basic)	3,378,499	-	-
Interest on convertible debentures	14,776	-	-

Net income attributable to common shares (diluted)	$3,393,275	$721,835	$280,183

The weighted average number of common shares used as the denominator of basic and diluted earnings per common share is calculated as follows:

	Year ended March 31,
	2009	2008	2007

Basic shares - weighted average	12,522,143	12,522,143	12,522,143
Convertible debentures	591,529	-	-
Employee stock options (treasury method)	174,769	-	-

Diluted shares - weighted average	13,288,441	12,522,143	12,522,143

The effect of employee stock options and convertible debentures were excluded from the diluted earnings per share calculations for the years ended March 31, 2008 and 2007 because they were anti-dilutive due to the exercise price being greater than the average share price during the year.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

14.

BASIC AND DILUTED EARNINGS PER COMMON SHARE (Continued)

For the years ended March 31, 2008 and 2007, diluted earnings per share equals basic earnings per share due to the anti-dilutive effect of options and convertible instruments. For the year ended March 31, 2009, the diluted weighted average common shares outstanding include 692,754 dilutive common shares from the potential conversion of the debentures and potential exercise of employee options. The outstanding number and type of securities that could potentially dilute basic net earnings (loss) per share in the future are as follows:

	Year ended March 31,
	2009	2008	2007

Employee and other options	570,000	797,500	797,500
Convertible debentures	624,742	1,929,423	1,788,887

Total	1,194,742	2,726,923	2,586,387

15.

CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2009	2008	2007

Trade accounts receivable	$163,314	$(881,929)	$158,057
Unbilled revenue	(590,026)	(169,448)	202,314
Due from related parties	1,229,426	203,240	(957,170)
Inventories	(1,089,193)	(457,561)	(342,603)
Income taxes recoverable	-	74,391	198,872
Prepaid expenses and other assets	104,493	(205,915)	97,263
Accounts payable and accrued liabilities	(939,709)	919,189	374,831
Deferred revenue	(1,343,231)	969,201	525,983

	$(2,464,926)	$451,168	$257,547

16.

BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as two business segments - the design, development, manufacture, marketing and support of electronic products, and the specialty structural products.  The Company from time to time provides management services primarily to related companies.  The revenue and cost of sales related to these services are presented in the statement of income.  No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company's assets are primarily located in Canada.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

16.

BUSINESS SEGMENT INFORMATION (Continued)

Revenue by geographic location

	2009	2008	2007

Management services revenue
Canada	$ 152,470	$ -	$ 153,000

Product revenue
Canada	9,899,882	5,236,730	3,310,674
United States	9,343,960	7,846,547	6,031,112
Other	2,003,428	765,230	370,524

Total product revenue	21,247,270	13,848,507	9,712,310

Total revenue	$ 21,399,740	$ 13,848,507	$ 9,865,310

All of the management services revenue relates to one related party.

Revenue by division

	2009	2008	2007

Electronics	$ 5,743,754	$ 4,774,459	$ 5,079,539
Specialty Structures	15,655,986	9,074,048	4,785,771

Total revenue	$ 21,399,740	$ 13,848,507	$ 9,865,310

Net income by division

	2009	2008	2007

Electronics	$ 959,036	$ 375,990	$ 743,654
Specialty Structures	3,885,463	345,845	(463,471)

Total net income	$ 4,844,499	$ 721,835	$ 280,183

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2009	2008	2007

Number of customers	3	2	2
% of total revenue	23%, 11%, 10%	16%, 11%	22%, 12%

All property, plant and equipment are located in Canada.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

16.

BUSINESS SEGMENT INFORMATION (Continued)

Assets by division

	2009	2008

Electronics	$ 7,451,850	$ 6,237,595
Specialty Structures	3,919,724	5,178,592

	$ 11,371,574	$ 11,416,187

17.

INCOME TAXES

	2009	2008

Current income taxes	$ 7,240	$ 87,153
Future income taxes (recovery)	(113,906)	11,447

	$ (106,666)	$ 98,600

(a)

Investment tax credits

At March 31, 2009, the Company has approximately $584,000 (2008 - $584,000) of investment tax credits, relating primarily to research and development, available to reduce future year’s Canadian federal income taxes.  These potential benefits expire as follows:

2021	$ 240,000
2022	344,000

$ 584,000

(b)

Tax losses available to carryforward

The Company has losses available to reduce future years’ Canadian federal taxable income totalling approximately $3,157,000.  These potential benefits expire as follows:

Federal

2010	$ 658,000
2014	2,181,000
2027	27,000
2028	291,000

$ 3,157,000

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

17.

INCOME TAXES (Continued)

(c)

Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements.  These unclaimed expenses total approximately $20,638,000 (2008 - $20,638,000) for Canadian federal and provincial income tax purposes.  These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with the investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carry forwards in the event of certain defined changes in stock ownership.  Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income before income taxes for the following reasons:

	2009	2008	2007

Statutory income tax rate (Canada)	33.5%	36.12%	36.12%

Income before taxes	$4,737,833	$820,435	$280,183
Expected income tax expense (recovery)	1,587,174	296,341	101,202
Reversal of temporary differences, the benefit of which are not recorded	(124,842)	168,784	(16,816)
Benefit of utilization of losses not previously recorded	(1,586,992)	(1,351,638)	(1,653,777)
Partnership income allocated	-	990,977	1,754,492
Other permanent differences	17,994	(5,864)	(185,101)

Reported income tax provision (recovery)	$(106,666)	$98,600	$ -

The sources of accumulated temporary differences and the related future income taxes as at March 31 are as follows:

	2009	2008

Accounting amortization in excess of tax	$2,121,000	$2,329,000
Research and development expenses not deducted for tax purposes	6,826,000	6,826,000
Losses available to offset future income taxes	981,000	2,357,000
Harmonizing debit	(66,000)	(82,000)

Future income tax assets before valuation allowance	9,862,000	11,430,000
Less valuation allowance	(9,862,000)	(11,430,000)

Future income tax assets	$ -	$ -

Future income tax liabilities	$ -	$113,906

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

18.

GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness or Others.  The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party.  The Company has the following guarantees that are subject to the disclosure requirements:

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and from time to time it sells separately priced extended warranties.  The Company currently has parts only warranty obligations that are included with the normal sale of the product.   Given the history of nominal warranty parts replacement, the Company has recognized the revenue relating to warranties upon the original product revenue recognition with no obligation included in liabilities.

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2009:

Payments due by period

	Total	Current	2011	2012	2013	2014 +

Due to related parties – convertible debentures	$ 423,681	$ 176,009	$ 247,672	$ -	$ -	$ -
Due to related parties – other	2,685,200	194,028	2,491,172	-	-	-
Due to related party – line of credit	1,056,653	-	1,056,653	-	-	-
Due to related party – demand loan	829,601	-	829,601	-	-	-
Long-term debt	1,181,227	174,611	174,611	162,034	151,463	416,839

	$ 6,176,362	$ 544,648	$ 4,799,709	$ 162,034	$ 151,463	$ 416,839

19.

FINANCIAL INSTRUMENTS

The Company has exposure to counterparty credit risk, market risk, liquidity risk associated with its financial assets and liabilities. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board of Directors has established the Audit Committee which is responsible for developing and monitoring the Company’s compliance with risk management policies and procedures. The Audit Committee regularly reports to the Board of Directors on its activities.

The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of insurance, a system of internal and disclosure controls, sound business practices and on occasion derivative financial instruments.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

19.

FINANCIAL INSTRUMENTS (Continued)

The Company’s financial instruments and the nature of the risks which they may be subject to are set out in the following table:

Risks
Market
	Counter Party credit	Liquidity	Foreign Exchange	Interest Rate

Cash	Yes		Yes	Yes
Trade accounts receivable	Yes		Yes
Accounts payable and accrued liabilities		Yes	Yes
Long-term debt				Yes
Due to related parties				Yes

(a)

Credit risk

Credit risk arises from cash held with banks and credit exposure to customers, and others from outstanding accounts receivables.  The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets.  The objective of managing counterparty credit risk is to prevent losses on financial assets.  The Company assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Cash

Cash consists of bank deposits. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are invested in highly rated financial institutions.  As at March 31, 2009, the Company had cash consisting of cash on hand and deposits with banks of $1,451,727, (2008 - $1,769,145). During the year ended March 31, 2009, the Company did not hold any investments in asset-backed commercial paper.  As at March 31, 2009, the Company does not expect any counterparties to fail to meet their obligations.

Accounts receivable

Accounts receivable consists primarily of trade accounts receivable.  The Company’s credit risk arises from the possibility that a counterparty which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company.

This risk is mitigated through established credit evaluation, approval and monitoring processes intended to mitigate potential credit risks.  The carrying amount of accounts receivable are reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in the statement of operations in general and administrative expenses.  When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable.

Maximum credit risk is limited to the balance in trade receivables.  As of March 31, 2009, trade receivables were comprised of two companies totalling 16% each (2008 - three companies, 17%, 12% and 11%, respectively) of trade receivables.  As at March 31, 2009 the Company’s aging of accounts receivable was approximately 87% under sixty days, 4% over sixty days and 9% over ninety days and the allowance for doubtful accounts was $98,560.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

19.

FINANCIAL INSTRUMENTS (Continued)

(b) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the fair value of recognized assets and liabilities or future cash flows or the Company’s results of operation.

Interest risk

The Company is financed through loans from related parties and a bank loan which bears interest at rates tied to the Canadian bank prime rate. The Company’s exposure to interest rate risk relates primarily to variable interest rates on bank and related party debt totalling $5,974,937. The variable interest rates range from prime plus 0.75% to prime plus 2.0%.  A 1% change in the bank prime interest rate causes a $59,749 change in annual interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate fluctuations.

Foreign Currency Risk

There is a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates, and the degree of volatility of these rates. The Company’s financial results are reported in Canadian dollars. The Company is exposed to foreign exchange fluctuations against the Canadian dollar as sales are denominated in U.S. dollars and other foreign currencies, while expenditures are primarily denominated in Canadian dollars. The Company did not use derivative financial instruments to manage this risk.  For the fiscal year ended 2009, the Company had a foreign exchange gain of $417,667 (2008 - loss of $133,535; 2007 - loss of $61,177).  A 10% change in the value of the Canadian dollar against the U.S. dollar would cause an approximate foreign exchange gain or loss of $194,294 and $5,516, respectively.

(c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company maintains a positive working capital position. The Company aims to maintain a current ratio, defined as current assets over current liabilities, of at least 1:1.

The Company generally makes bi-monthly payments.  At March 31, 2009, most of the Company's accounts payable were current.  The vast majority of accounts payable fall due for payment within 45 days.  Accrued liabilities are generally due after more than one month and in some cases it may not yet be possible to determine the contracted date for payment.

The Company is required to maintain certain financial covenants in connection with its existing banking arrangements.

Fair values

The carrying amounts for cash, trade accounts receivable, due from partnership and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument.  The carrying amount for the bank loan approximated fair value as the interest rate was reflective of rates currently available for similar debt.

The fair values of amounts due to and due from related parties are not determinable as comparable arm’s length debt are not available.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

20.

RECENT ACCOUNTING PRONOUCEMENTS

In February 2008, CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 1582, Business Combinations replaces Section 1581, Business Combinations and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Company beginning on or after January 1, 2011. Section 1582 is not expected to have a significant impact on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”) will be required for publicly traded companies for interim and annual financial statements effective fiscal years beginning on January 1, 2011 with comparatives for 2010 also reported under IFRS and will replace Canadian GAAP. The objective of this move to IFRS is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

21.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009, a total of $152,470 (2008 - $NIL; 2007 - $NIL) in management services revenue was received from a company controlled by a sibling of a significant shareholder.

During the year ended March 31, 2009, the Company incurred interest expense of $228,489 (2008 - $481,470; 2007 - $307,125) which is primarily interest on related party balances as described in Notes 9 and 10.

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  During fiscal 2009, a portion of these fees and salaries, amounting to $166,530 (2008 - $126,000), was paid to the senior officers.  At March 31, 2009, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $1,622,167 (2008 - $1,436,847), plus interest charges of $403,569 (2008 - $310,243) for a total payable of $2,025,736 (2007 - 1,747,090).  These amounts are included in due to related parties - other.

As of March 31, 2008, the Company had a loan outstanding of $1,000,000 plus interest of $200,000 owing to Tidal Quality Management Corp pertaining to the acquisition of the Triodetic Group of Companies through 4439112. On April 1, 2008, the amount was repaid in total.

The above related party transactions are measured at their exchange amount, which is the amount agreed to by the parties.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

22.

CAPITAL MANAGEMENT

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, purchase and cancel shares previously issued, return capital to shareholders or sell assets to reduce debt. The Company considers the items included in the consolidated statement of shareholders’ equity as capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.  The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year revenue increases with positive increases in earnings before interest, tax, depreciation and amortization.  These objectives are met through operational changes to enhance cash flow performance, the evaluation of acquisitions as they relate to the Company’s market share and performance, and risk mitigation over exposure.

The Company is not subject to any statutory capital requirements and has no commitments, other than options, to sell or otherwise issue common shares.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended March 31, 2009 compared to the year ended March 31, 2008.

23.

SUBSEQUENT EVENT

On July 22, 2009, the Board of Directors declared a further cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 31, 2009 to the holders of record at the close of business on July 24, 2009.  The dividend declared is a further partial payment of the dividends accumulated in fiscal 2009.

24.

RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP.  The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

24.

RECONCILIATION TO UNITED STATES GAAP (Continued)

Under U.S. GAAP, the net income and earnings per common share figures for the years ended March 31, 2009, 2008 and 2007 and the shareholders’ equity (deficiency) as at March 31, 2009, 2008 and 2007 would be adjusted as follows:

	2009	2008	2007
		(restated -	(restated -
		see Note 1)	see Note 1)

Canadian GAAP net income	$ 4,844,499	$ 721,835	$ 280,183

Adjustment to operating expenses relating to accretion of debt discount (a)	-	7,384	49,032

U.S. GAAP net income	$ 4,844,499	$ 729,219	$ 329,215

Basic earnings per share based on U.S. GAAP	$ 0.27	$ 0.06	$ 0.02
Diluted earnings per share based on U.S. GAAP	$ 0.26	$ 0.06	$ 0.02

	Shareholders' equity (deficiency)
	2009	2008	2007

Canadian GAAP	$ 3,453,936	$ 269,205	$ (452,630)

Adjustment to operating expenses relating to accretion of debt discount (a)	-	7,384	49,032

U.S. GAAP	$ 3,453,936	$ 276,589	$ (403,598)

(a)

Accounting for convertible debentures

Under U.S. GAAP, the convertible debentures issued in April and June 2005 would not be bifurcated into their debt and equity components.  Accordingly, under US GAAP, the due to related parties - convertible debentures would increase by $NIL (2008 - $NIL; 2007 - $7,384); accretion of debt discount, operating expenses, net income and shareholders' equity (deficiency) would decrease by $NIL (2008 - $7,384; 2007 - $49,052); and equity component of convertible debentures would decrease by $98,061 (2008 - $98,061; 2007 - $98,061).

(b)

Accounting for stock-based compensation

Under Canadian GAAP, the Company accounts for its stock option plan in accordance with CICA 3870 which requires entities to account for employee stock options using the fair value based method, where compensation cost is measured at fair value at the date of grant and is expensed over the stock-based awards vesting period. This method is substantially consistent for the periods presented with Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

24.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(c)

Changes in accounting policy under U.S. GAAP:

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes.  FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 was effective for fiscal years beginning after December 15, 2006.  The Company implemented this interpretation in fiscal 2007 and has assessed the impact to its restated consolidated financial statements for all periods presented (Note 1).  There was no impact on net income, earnings per share or shareholders' equity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.  SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date.  The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable, is applied only to the entire statement and was adopted by the Company in the first quarter of its fiscal year 2009,  with no significant impact on its consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal Years beginning after December 15, 2007. Earlier application is not permitted. The Company adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(d)

Future accounting pronouncements under U.S. GAAP:

In December 2007, the FASB revised SFAS No. 141R, Business Combinations.  This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008.  The Company is currently assessing the impact of the adoption of this Statement.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

24.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(d)

Future accounting pronouncements under U.S. GAAP: (Continued)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51.  SFAS No. 160 establishes accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact of the adoption of this Statement.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FSP 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FSP 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of FAS 157, effective April 1, 2008. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its consolidated financial statements.

In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.  This FSP amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of an investee’s intangibles and an equity investee’s issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

24.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(d)

Future accounting pronouncements under U.S. GAAP: (Continued)

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

In May 2009, the FASB issued SFAS 165 Subsequent Events. SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009.  The Company does not expect SFAS 165 to have a material effect on its consolidated financial statements.

In June 2009, the FASB issued SFAS 166 Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

In June 2009, the FASB issued SFAS 167 Amendments to FASB Interpretation No. 46(R). SFAS 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFS 167 shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2009 and 2008

(In Canadian dollars)

24.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(d)

Future accounting pronouncements under U.S. GAAP: (Continued)

In June 2009, the FASB issued SFAS 168 The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162. The FASB Accounting Standards Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Following SFAS 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates.  This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

PLAINTREE SYSTEMS INC.

For the years ended March 31, 2009, 2008 and 2007

Date – July 24, 2009

The following discussion and analysis is the responsibility of management and has been reviewed by the Audit Committee of Plaintree Systems Inc. (“Plaintree” or the “Company”) and approved by the Board of Directors of Plaintree. The Board of Directors carries out its responsibilities for the financial statements and management’s discussion and analysis (“MD&A”) principally through the Audit Committee, which is comprised exclusively of independent directors.

Management is responsible for ensuring that processes are in place to provide sufficient knowledge to support the representations made in the annual Filings. Our Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Company, and have reviewed this MD&A and the accompanying financial statements.

David Watson, Chief Executive Officer, and Lynn Saunders, Chief Financial Officer, in accordance with National Instrument 52-109, have both certified that they have reviewed the financial statements and this MD&A (“the annual Filings ”) and that, based on their knowledge having exercised reasonable diligence, that (a) the annual Filings do not contain any untrue fact or omit a material fact; and (b) the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2009, 2008 and 2007 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2009 (“Fiscal 2009 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Caution Regarding Forward Looking Information

This MD&A of the Company contains certain statements that, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the free space optical industry; technological change; currency value fluctuation; general economic conditions worldwide, including in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Located in Arnprior, Ontario, Plaintree historically developed and manufactured the WAVEBRIDGE series of free space optics (FSO) wireless links using Class 1, eye-safe light emitting diode  technology providing high-speed network connections for cable companies, internet service providers, traditional telco’s, global system for mobile  or cellular operators, airports and campus networks.  Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

On April 1, 2008 the Company completed an acquisition (the “Acquisition”) of all of the issued and outstanding share capital of (i) Hypernetics Limited (“Hypernetics”); and (ii) 4439112 Canada Inc. which owned all of the share capital of Triodetic Holdings Inc. and other subsidiaries including Triodetic Building Products Inc. (the “Triodetic Group of Companies”). Following the Acquisition, Hypernetics and 4439112 Canada Inc., including 4439112 Canada Inc.’s wholly-owned Canadian incorporated subsidiaries and excluding its US incorporated subsidiary, were amalgamated into Plaintree.  The businesses of Hypernetics and the Triodetic Group of Companies are now being operated as separate divisions of Plaintree. See “Related Party Transactions – Acquisition of Hypernetics and the Triodetic Group of Companies” for additional information.  Unless otherwise indicated, a reference to Plaintree or Company in this document shall be a reference to the amalgamated Plaintree.

Hypernetics was established in 1972 and was a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators.  The legacy Hypernetics and Plaintree FSO businesses are now managed as the Electronics Division of Plaintree.

The Triodetic Group of Companies had over 40 years of experience as a design/build manufacturer of steel, aluminum and stainless steel specialty structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.  The legacy Triodetic business is managed as the Specialty Structures division of Plaintree.

The total purchase price for both Hypernetics and the Triodetics Group of Companies was paid by the Company by the combination of $1,500,000 cash, the issuance of 3,500,000 common shares (35,000,000 pre-consolidation) of the Company and the issuance of 18,325 Class A preferred shares of the Company (having a redemption value of $18,325,000).

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

In addition to the Acquisition and subsequent to its fiscal 2008 year end on April 1, 2008, Plaintree also:

(a)

created Class A preferred shares, which were issued as part of the consideration in the Acquisition. The Class A Preferred Shares are non-voting, have a redemption value of $1,000 per share, are entitled to cumulative dividends of 8% per year, are redeemable at any time at the

3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

option of Plaintree and have a liquidation preference equal to their redemption value plus any cumulative dividends accrued but not paid in priority to the common shares;

(b)

consolidated the outstanding common shares of the Company on a 10 pre-consolidation shares for 1 post-consolidation share basis; and

(c)

deleted an old class of preferred shares no longer being used by the Company.

The Company’s common shares are quoted on the CNSX in Canada. All references to common shares, options, warrants and per common share amounts for all periods presented herein have been retroactively restated to reflect the one for ten share consolidation.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP.  The consolidated statements include the accounts of Plaintree, Hypernetics and the Triodetic Group of Companies and are presented under the continuity of interest method (the current and comparative results are presented as if the companies have always been combined).

The following table sets forth selected financial information from the Company’s Fiscal 2009 Statements:

Statement of Operations Data
($000s, except per share data)	Fiscal Years ended March 31,
	2009	2008	2007

Revenue	$ 21,400	$ 13,849	$ 9,865
Operating income	4,746	255	40

Net income	4,844	721	280
Basic earnings per share	$ 0.27	$ 0.06	$ 0.02
Diluted earnings per share	$ 0.26	$ 0.06	$ 0.02

Balance Sheet Data
($000s,)	As at March 31
	2009	2008	2007

Total assets	$ 11,373	$ 11,416	$ 9,178
Total liabilities	7,918	11,147	9,271
Long-term liabilities	5,632	114	5,839
Cash dividends declared per common share	Nil	Nil	Nil
Cash dividends declared for Class A preferred shares	$200	Nil	Nil

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principal and interest and other Partnership related expenses. Plaintree’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000.  The Partnership has now distributed to Plaintree this maximum aggregate amount. Plaintree has now effectively ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a partner. In addition, the bank loan and all related expenses have been fully satisfied.

See “Partnership Income, Other partnership related expenses and Bank loan interest” for further information.

Results of Operations

($000s, except per share and % amounts)	Fiscal Year			Change from Fiscal
	2009	2008	2007	2008 to 2009	2007 to 2008
Management services revenue – related party	$ 152	$ 0	$ 153	$ 152	$ (153)
Product	21,247	13,848	9,712	7,399	4,136
Total revenue	21,399	13,848	9,865	7,551	3,983
Cost of revenue	12,764	8,499	5,859	4,265	2,640
Gross margin	8,635	5,349	4,006	3,286	1,343
	40.4%	38.6%	40.6%	1.8%	(2.0) %
Operating expenses:
Sales & marketing	915	1,133	991	(218)	142
Finance & administration	1,611	1,651	1,531	(40)	120
Research & development	1,553	1,688	871	(135)	817
Interest expense	229	482	369	(253)	113
(Gain) loss on foreign exchange	(418)	133	61	(551)	72
Accretion of debt discount	-	7	143	(7)	(136)
	3,890	5,094	3,966	(1,204)	1,128
Income from operations	4,745	255	40	4,490	215
Gain/(loss) on sale of investments	(7)	55	-	(62)	55
Partnership income	-	308	516	(308)	(208)
Other partnership expenses	-	-	(60)	-	60
Partnership bank loan interest	-	(9)	(215)	9	206
Gain/(loss) on disposal of assets	(1)	211	(1)	(212)	212
Income before taxes	4,737	820	280	3,917	540
Income tax benefit/(expense)	107	(98)	0	205	(98)

Net income	$ 4,844	$ 722	$ 280	$ 4,122	$ 442

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as two business segments - the design, development, manufacture, marketing and support of electronic products and specialty structures products.  The Company from time to time provides management services primarily to related companies.  The revenue and cost of sales related to these services are presented on the statement of operations.  No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers.

Revenue by geographic location

	2009	2008	2007

Management services revenue
Canada	$ 152,470	$ 0	$ 153,000

Product revenue
Canada	9,899,882	5,236,730	3,310,674
United States	9,343,960	7,846,547	6,031,112
Other	2,003,428	765,230	370,524

Total product revenue	21,247,270	13,848,507	9,712,310

Total revenue	$ 21,399,740	$ 13,848,507	$ 9,865,310

Revenue by division

	2009	2008	2007

Electronics	$ 5,743,754	$ 4,774,459	$5,079,539
Specialty Structures	15,655,986	9,074,048	4,785,771
Total revenue	$21,399,740	$13,848,507	$ 9,865,310

Income by division

	2009	2008	2007

Electronics	$ 959,036	$ 375,990	$743,654
Specialty Structures	3,885,463	345,845	(463,471)
Total profit	$4,844,499	$ 721,835	$280,183

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2009	2008	2007

Number of customers	3	2	2
% of total revenue	23%, 11%,10%	16%, 11%	22%, 12%

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Assets by division

	2009	2008

Specialty Structures	$ 7,451,850	$ 6,237,595
Electronics	3,919,721	5,178,592

	$ 11,371,572	$ 11,416,187

Property, plant and equipment

	2009	2008	2007
Purchases	904,449	1,370,344	1,010,012
Depreciation	433,775	202,345	180,593
Total Assets	6,441,443	5,531,629	4,635,913

Revenues

Management services revenue from related parties

Management services revenue was earned by providing and charging for the services of certain Plaintree management under an arrangement with a company controlled by a significant shareholder of Plaintree. Management services revenue increased from $nil in 2008 to $152,470 in 2009. These services are provided as requested by the related party and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product revenue

Total product revenue for fiscal 2009 was $21,399,740 compared to $13,848,507 in fiscal 2008 and $9,865,310 in fiscal 2007.  Product revenue increased from fiscal 2007 through to fiscal 2009 due to increased continued customer demand.

Plaintree has two diversified business divisions: Specialty Structures and Electronics.

The global economic downturn has started to affect the Company’s performance across both of its divisions:

•

The Specialty Structures division has seen many expected projects delayed indefinitely.

•

The Electronics division has also been downwardly affected. The aerospace and telecommunication electronics products of this division have recently experienced many push outs of existing orders and in some cases cancellations have occurred.

Gross Margin

Total gross margin from management services revenue, from related parties, and product revenue for fiscal 2009 was $8,635,287 or 40.4% compared to $5,349,375 or 38.6% in fiscal 2008 and 4,005,696 or 40.6% in fiscal 2007. The gross margin for 2009 consists of a margin on management services to related parties of $111,167 (2008 - $nil; 2007- $102,000) or 72.9%

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(2008 – nil%; 2007 – 67%) of management services revenue and a margin on product and services revenue of $8,524,120 (2008 - $5,349,375; 2007 - $3,903,696), or 40.1% (2008 – 38.6%; 2007 – 40.2%) of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin for related party management services has remained consistent and is not expected to change significantly.

Gross margins related to product sales, not including inventory write-offs, in the fiscal 2007-2009 periods have been relatively constant around 40%. However, the margins have been reduced by additional inventory write-offs of $382,790, $121,108 and $143,920 incurred in each of fiscal 2009, 2008 and 2007.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $915,002, $1,133,251, and $990,924 for fiscal 2009, 2008 and 2007, respectively.  These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The fluctuations in sales and marketing expenses mainly relate to the cost of travel, commissions and advertising associated with the projects the company participated in during the period.

Finance and administration expenses

Finance and administrative expenses were $1,610,596, $1,651,325, and $1,530,578 in fiscal 2009, 2008 and 2007, respectively.  Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which included financial staff, legal and audit activities.

Finance and administrative expenses were higher during fiscal 2008 and 2009 as the Company had additional auditing and due diligence requirements associated with the Acquisition and subsequent amalgamation transaction.

Research and development expenses

Research and development expenses were $1,553,354, $1,687,657, and $870,868 in fiscal 2009, 2008 and 2007, respectively. Research and development expenditures consist primarily of development engineering and personnel expenses.

The increased costs in 2008 and 2009 were as a result of the Company continuing to strengthen its engineering development capabilities.

Interest expense

Interest expense consists of interest incurred on bank and related party debt. Interest expenses were $228,489, $481,470 and $369,473 in fiscal 2009, 2008 and 2007, respectively. Interest expense decreased in 2009 due to the repayment of an interest bearing related party debt during amalgamation and a decrease in the prime lending rate of interest charged by the Company’s banker. The majority of the Company’s debt accrues interest at variable rates based on the Company’s bank prime lending rate of interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gain on foreign exchange

The Company reported a gain on foreign exchange of $417,667 in fiscal 2009 and a loss on foreign exchange of $ 133,535 and $61,177 for fiscal 2008 and fiscal 2007 respectively. The gain/loss on foreign exchange represents the gain/loss, realized or unrealized, of transactions that are completed in currencies other than the Company’s reporting currency. The Company’s foreign currency exposure consisted of net US dollar assets for the periods presented.  During the fiscal year ended March 31, 2009, the value of the US dollar increased in comparison to the Canadian dollar by approximately 26 % from the start of the year resulting in a gain on foreign exchange.

Accretion

Accretion expenses consist of amortization of the discount on the debt portion of convertible debentures.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $ nil during 2009, $7,384 during 2008, $143,059 during 2007. The amortization of discount on the convertible debentures has gradually decreased as the convertible debentures reached maturity and ceased altogether in fiscal 2008 as all the convertible debentures have reached maturity.

Other income (loss)

Other income (loss) reflected a loss of $1,022, gain of $210,565 and loss of $1,340 in fiscal 2009, 2008 and 2007 respectively resulting from the sale of surplus Company assets during these periods.

Investments held by the Company resulted in a loss of $6,658 in fiscal 2009, a gain of $55,117 in 2008 and nil in 2007.

Partnership income, other partnership related expenses and Bank loan interest

During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership following which Plaintree’s investment in the Partnership was reduced to zero and the remaining $2,000,000 outstanding on the loan was satisfied through such distributions. In fiscal 2008, the Company recorded Partnership income allocations of $308,415 (2007 - $516,577).  Also recorded was bank loan interest of $8,415 (2007 - $214,994) and other Partnership related expenses of $nil (2007 - $59,677). In fiscal 2008, the Company ceased to be a partner and will receive no further income and incur no further expense related to the Partnership. See “Buhler Partnership Investment” for further information.

Net Income

The net income for fiscal 2009 was $4,844,499 compared to net income for fiscal 2008 and fiscal 2007 of $721,835 and $280,183 respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2009 and fiscal 2008:

Quarters ended

(unaudited, in $000s except per share data)

	Mar 31	Dec 31	Sept 30	June 30	June 30	Sept 30	Dec 31	Mar 31
	2009	2008	2008	2008	2007	2007	2007	2008
Revenue	$4,582	$4,932	$5,044	$6,842	$2,585	$4,291	$3,224	$3,749

Inc./(loss) from
operations	$928	$761	$1,657	$1,400	($393)	$1,105	($58)	($399)

Net income/(loss)	$913	$761	$1,657	$1,514	($93)	$1,306	$6	($497)

Net income/(loss)
attributed to
common shareholders	$546	$395	$1,290	$1,147	($93)	$1,306	$6	($497)

Net income/(loss)
per share-basic	$0.04	$0.03	$0.10	$0.09	($0.01)	$0.10	$0.00	($0.04)

Net income/(loss)
per share-diluted	$0.04	$0.03	$0.10	$0.09	($0.01)	$0.10	$0.00	($0.04)

Fourth quarter of fiscal 2009

During the fourth quarter of fiscal 2009, revenue was approximately $4.6 M and the net income was approximately $928,000.  Income from operations and net income for the each of the quarters in fiscal 2009 varied primarily due to the size and complexity of the projects entered into by the Specialty Structures division.

Liquidity and Capital Resources

($000s)	Fiscal Year		Change from Fiscal
	2009	2008	2008 to 2009
Cash	$ 1,452	$1,769	$ (317)
Working Capital	5,940	(2,289)	8,229
Net cash provided by (used in):
Operating activities	3,253	965	2,288
Investing activities	(908)	(724)	(184)
Financing activities	(2,662)	1,206	(3,868)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash

As at March 31, 2009, the Company held $1,451,729 in cash, a decrease of $317,416 from March 31, 2008 primarily due to repayment of debt.

Working Capital

Working capital represents current assets less current liabilities.  As at March 31, 2009, the Company had positive working capital of $5,940,231 compared to a working capital deficit of $2,228,701 at March 31, 2008.  The change in working capital deficit was primarily a result of the agreement by related parties to the Company to extend the payment provisions beyond the current period. In addition, the Company has reduced its overall liabilities by paying down obligations from cash provided by operations.

Cash used in Operating activities

Cash provided by operating activities for fiscal 2009 was $3,253,051 representing an increase of approximately $2,288,468 from $964,583 in fiscal 2008. The increased cash provided by operating activities mainly relates to increased net income.

Cash provided by (used in) Investing activities

Cash used in investing activities for fiscal 2009 of $908,450 relates to the purchase of fixed assets. This amount compares to net use of $723,687 in fiscal 2008 consisting of the purchase of assets of $1,370,344 offset by the sale of capital assets of $479,479, proceeds from the Buehler Partnership of $112,061 and proceeds from the disposal of investments of $55,117. The Company divested itself of two smaller properties during 2008 consolidating its manufacturing activities in the acquisition of a new, larger facility with the capability of expansion. In 2009, the Company increased this manufacturing space by 7000 sq ft. Other assets acquired relate to manufacturing equipment.

Cash provided by Financing activities

Cash used in financing activities for fiscal 2009 was $2,662,017 compared to cash provided by financing activities of $1,205,520.  Cash used by financing activities for fiscal 2009 relates to the repayment of related party debt and distributions to the Class A preferred shareholders and offset by the addition of a new line of credit and demand loan from a related party. Cash provided by financing activities during fiscal 2008 consisted of proceeds from related parties and a net increase in long term debt. The Company intends to further reduce its amounts due to related parties as it generates cash from operations.

Outlook

As a result of the completion of the Acquisition on April 1, 2008 (see “Related Party Transactions – Acquisition of Hypernetics and Triodetic Group of Companies” for additional information), the Company showed progress towards being able to fund its own operations from the revenue and positive income cash flow of the combined companies. The Company has achieved net income of approximately $4.8 million and positive working capital of approximately $5.9 million during fiscal 2009; primarily due the postponement of related party debt to at least September 2010. However, the results that may be derived from future periods may be volatile and may not produce similar levels of profitability. The Company also continues to carry significant bank and related party debt. The Company has Class A preferred shares with a redemption value of $18,325,000 that

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

accrue cumulative annual dividends of 8% or $1,466,000 per year in priority over distributions to common shareholders.

Plaintree has two diversified business divisions consisting of Specialty Structures and Electronics.

The global economic downturn has started to affect the Company’s performance across both divisions:

•

The Specialty Structures division has seen many expected projects delayed indefinitely.

•

The Electronics division has also been downwardly affected. The aerospace and telecommunication electronics products of this division have recently experienced several delays of existing orders and in some cases cancellations have occurred.

As described in the Overview section of this MD&A, the Company completed the Acquisition of Hypernetics and the Triodetic Group of Companies on April 1, 2008.

The total purchase price for both Hypernetics and the Triodetic Group of Companies was paid by the Company by the combination of $1,500,000 cash; the issuance of 3,500,000 common shares (35,000,000 pre-consolidation) and 18,325 Class A preferred shares of the Company.  Following the Acquisition, Hypernetics and the Triodetic Group of Companies, with the exception of a US incorporated subsidiary, were amalgamated into Plaintree.  Following the completion of the amalgamation, the businesses of Hypernetics and the Triodetic Group of Companies have been operated as separate divisions of Plaintree.

Concurrent with the Acquisition, Targa Group Inc., a company controlled by William David Watson II and Nora Watson and Plaintree’s largest shareholder, provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

There can be no assurances that the Company will achieve the long term operating results required to reduce the bank and related party debt to adequate levels and achieve profitability to meet its obligations to class A preferred shareholders and provide income and cash flow attributable to common shareholders.

Related Party Transactions

Acquisitions

The Company completed the Acquisition of Hypernetics and the Triodetic Group of Companies on April 1, 2008.

Prior to the Acquisitions, Hypernetics and the Triodetic Group of Companies were both  controlled by William David Watson II and Nora Watson.  William David Watson II is the President and Chief Executive Officer and a director of the Company.  Nora Watson is the spouse of William David Watson, the Chairman and VP Mergers and Acquisitions of the Company.  In addition, prior to the Acquisition William David Watson II and Nora Watson held directly and indirectly 27.98% of the issued and outstanding common shares of Plaintree (38.1% on a fully-diluted basis).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of these relationships, the Acquisition was considered to be a “related party transaction” within the meaning of Rule 61-501 under the Ontario Securities Act which required that the Acquisition transaction be approved by the majority of the minority shareholders of the Company, which approval was obtained on March 18, 2008.

Concurrently with the completion of the Acquisition, Targa Group Inc. (Plaintree’s largest shareholder), a company controlled by William David Watson II and Nora Watson provided a credit facility of up to $2.8 million to Plaintree, consisting of (a) a demand loan of $1.8 million; and (b) a revolving $1 million credit line.  All amounts advanced to Plaintree are payable on demand and bear interest at a rate per annum equal to 2% above the prime lending rate of the Company’s banker as from time to time determined.  The credit facility is secured by a security interest granted over the assets of Plaintree

Due to Related Parties - Convertible Debentures

As part of the amalgamation, convertible debt principal of $1,301,240 was repaid to Targa. Convertible debenture debt of $36,000 and interest of $3,000 held by Hypernetics Ltd. were cancelled through amalgamation.

Related Party Transactions – Other

Fiscal 2009 interest expense of $228,489 (2008 - $481,470; 2007 - $369,473) is primarily due to interest on related party balances as described in Notes 9 and 10 of the 2009 financial statements of the Company.

As of March 31, 2009, $313,579 (2008 - $1,543,005) of loans and management fees remained owing from companies controlled by Targa Group Inc. These balances are due from the related parties on demand.

As of March 31, 2009, $44,028 (March 31, 2008 - $3,383,163) remained owing to senior officers for past services. Interest in the amount of $NIL for fiscal 2009 and $516,316 for fiscal 2008 is included in these amounts.  The amount outstanding is non-interest-bearing and payable on demand.

The board of directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on February 27, 2009 to the holders of record at the close of business on February 23, 2009. The Class A preferred shares are held by related parties and are entitled to annual cumulative dividends of 8% on the $1,000 redemption amount of the Class A preferred shares. The dividend declared is a partial payment of the dividends accumulated in fiscal 2009.  As at March 31, 2009 $50,000 of the dividend had been paid and the remaining $150,000 was listed as dividends payable and was included above as Due to shareholders.

On July 22, 2009, the board of directors declared a further cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 31, 2009 to the holders of record at the close of business on July 24, 2009.  The dividend declared is a further partial payment of the dividends accumulated in fiscal 2009.  As at the end of July 2009, an aggregate of $1,554,667 of dividends will have accrued on the Class A preferred shares since their issuance on April 1, 2008 after taking into effect the $200,000 aggregate dividend declared in February 2009 and the $200,000 aggregate dividend declared on July 22, 2009.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As at March 31, 2009, a balance of $2,025,736 ($1,622,167 principal and $403,569 in interest) remained owing to senior officers for consulting fees and wages payable. These amounts are recorded in Due to related parties – other – long-term as the parties have agreed not to demand repayment before September 2010.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears, including interest of $111,816 (2008 - $98,567) owing to this related party, amounted to $330,624 (2008 - $317,375).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default. The party has agreed not to demand repayment before September 2010 and is included in Due to related parties – other – long-term.

Accumulated interest in the amount of $134,812, (2008 - $591,277 which was due to related parties – other – current portion) on a loan from Targa remains outstanding as of March 31, 2009.

During the first quarter of fiscal 2009 and concurrent with the Acquisition, a demand loan of up to $1,800,000 and a revolving line of credit of up to $1,000,000 were established between Targa and the Company.  Under the loan agreements, all amounts advanced to the Company are payable on demand and bear interest at the Company’s bank prime lending rate plus 2%.  The Targa Credit Facility is secured by a security interest granted over the assets of the Company.  At March 31, 2009, $1,000,000 remained outstanding on the line of credit with accumulated interest of $56,653 for a balance of $1,056,653; $771,509 was drawn against the revolving demand loan with accumulated interest owing of $58,092 for a balance of $829,601.   Targa has agreed that it will not demand repayment before September 2010 and, accordingly, the amounts are being shown as long term.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2009:

Payments due by fiscal period

	Total	Current	2011	2012	2013	2014 +
Due to related parties – convertible debentures	$ 423,681	$176,009	$ 247,672	$ -	$ -	$ -
Due to related parties – other	2,685,200	194,028	2,491,172	-	-	-
Due to related party – line of credit	1,056,653	-	1,056,653	-	-	-
Due to related party – demand loan	829,601	-	829,601	-	-	-
Due to bank	1,181,227	174,611	174,611	162,034	151,463	518,508
	$6,176,362	$544,648	$4,799,709	$162,034	$151,463	$518,508

Facilities

As a result of the amalgamation, the Company obtained facilities previously owned by Hypernetics Ltd consisting of 12,000 square feet and by the Triodetic Group of Companies consisting of 18,000 square feet of plant and office space, both located in Arnprior, Ontario. In addition, the Company has recently completed the construction of additional plant and office space at its facilities in Arnprior, Ontario, providing another 7,000 square feet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company considers that the acquired premises along with the addition that the Company is building will provide it with adequate space to house its operations for the near future.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Plaintree, Hypernetics and Triodetic Group of Companies and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Inventories

Inventories are valued using a weighted average cost formula and are stated at the lower of cost and net realizable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventories held by the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Property, plant and equipment

Property, plant and equipment are stated at cost.  Amortization is provided over the estimated useful lives of the assets using the straight-line method as follows:

Software

2 years

Computer equipment

3 years

Vehicles

4 years

Factory equipment

10 years

Office equipment and furniture

10 years

Building improvements

10 years

Outside compound

10 years

Building

20 years

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable.  If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment when all significant contractual obligations have been satisfied provided evidence of an arrangement exists, the price to the customer is fixed and determinable and collection is probable.

In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience.  Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue on fixed-price contracts is recognized based on the estimated percentage of completion of services rendered that reflects the extent of work accomplished.  Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract.  The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience.  This method requires estimates of costs and profits over the entire term of the contract.  Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of income in the period in which the facts that give rise to the revision become known.  Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.  Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Progress billings are recorded as deferred revenue to the extent that the billings exceed revenue recognized to date.  Unbilled revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year.  Exchange gains and losses resulting from the translation of these amounts are included in the statement of income and comprehensive income.

Stock option plans

The Company has a stock-based compensation plan. The Company uses the fair value based method of accounting to record stock-based payments to employees and non-employees. Under the fair value based method, compensation cost for both employees and non-employees is measured at fair value at the date of grant and is expensed over the award’s vesting period. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

.

Research and development expenditures

Current research costs are expensed as incurred.  Expenditures for research and development equipment, net of related investment tax credits, are capitalized.

Development costs are deferred and amortized when the criteria for deferral under Canadian generally accepted accounting principles are met, or otherwise, are expensed as incurred.  To date, no such costs have been capitalized.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant management estimates include percentage complete for revenue recognition, unbilled revenues, deferred revenues and allowance for doubtful accounts, useful lives of property, plant and equipment, valuation of the investment in partnership, inventory obsolescence, stock-based compensation, accrued liabilities, income tax valuation allowance and bifurcation of convertible debentures. Actual results could differ from these estimates.

Income taxes

The Company’s future income tax assets and liabilities are recognized for the future tax consequences attributable to tax loss carry forwards and to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or be settled to the extent that such assets are more likely than not to be realized.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment or substantive enactment.  Future income tax assets are recognized to the extent it is more likely than not to be realized.

Investment in Partnership

The Company accounted for its 49% investment in the Buhler Partnership using the equity method.

Earnings per share

Earnings per share has been calculated on the basis of net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Income attributable to common shareholders is equal to net income less the dividends accumulated on the preferred shares. Diluted earnings per common share is calculated by dividing the applicable net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The Company uses the treasury stock method in determining the denominator for earnings per share. Under this method it is assumed that the proceeds from the exercise of options are used to repurchase common shares at the weighted average market price of the shares for the period.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. Settlement date accounting is used.

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading.  They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Financial liabilities designated as held-for-trading are those non-derivative financial liabilities that the Company elects to designate on initial recognition as instruments that it will measure at fair value through other interest expense.  These are accounted for in the same manner as held-for-

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

trading assets.  The Company has not designated any non-derivative financial liabilities as held-for-trading.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

The Company has made the following classifications:

Cash is required to be classified as held-for-trading and is measured at fair value with changes in fair value recorded in net income.  The carrying amount approximates fair value.

Trade accounts receivable and unbilled receivables are required to be classified as loans and receivables and accounts payable and accrued liabilities are required to be classified as other financial liabilities and are measured at amortized costs with interest accretion recorded in net income.  Due to the short-term nature of these assets and liabilities, the carrying amounts approximate fair value.

All loans, bank loans, bonds and debentures or similar debt are measured at amortized cost with interest accretion recorded in net income.

RECENT ACCOUNTING PRONOUCEMENTS

In February 2008, CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 1582, Business Combinations replaces Section 1581, Business Combinations and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Company beginning on or after January 1, 2011. Section 1582 is not expected to have a significant impact on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”) will be required for publicly traded companies for interim and annual financial statements effective fiscal years beginning on January 1, 2011 with comparatives for 2010 also reported under IFRS and will replace Canadian GAAP. The objective of this move to IFRS is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

Summary of Outstanding Share Data

As at March 31, 2009, the following equity instruments of the Company were issued and outstanding:

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Common Shares:

 12,522,143

Class A Preferred Shares: *        18,325

*

The Class A Preferred shares provide an 8% cumulative dividend based on a value of $1,000 per share, are redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends and they are non-voting.

Convertible Debentures:**

$147,760 principal value

**

The Company has issued various tranches of convertible debentures to related parties for total outstanding value at March 31, 2009, of $423,681 ($147,760 principal value and $275,921 accrued interest). The debentures plus accrued interest are convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 403,110.

Options:***

Options to acquire 570,000 common shares

***

The options, having exercise prices ranging from $0.12 to $0.80, were granted pursuant to the Company’s stock option plan.

Additional information relating to the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.plaintree.com.

19

Plaintree Systems Inc.

Board of Directors

W. David Watson II

President & Chief Executive Officer

William D. Watson Chairman of the Board

Robert E. Shea

Chairman, Shea Financial Group

Jerry S. Vickers Financial/Business Consultant

Girvan L. Patterson

Chief Executive Officer, GaN Systems Inc.

Senator John Buchanan P.C., Q.C. Senator and Lawyer

Executives and Officers

W. David Watson II

President & Chief Executive Officer

Lynn E. Saunders Chief Financial Officer

Principal Office

90 Decosta Place

Arnprior, Ontario, Canada K7S 0B5 Telephone: (613) 623- 3434 Facsimile: (613) 623-4647

Website: http://www.plaintree.com

Auditors

Deloitte & Touche LLP Ottawa, Ontario, Canada

Transfer Agent

Computershare Investor Services Inc. 100 University Ave., 9th Floor Toronto, Ontario, Canada M5J 2Y1

Corporate Secretary

Gary Jessop Partner

Blake Cassels & Graydon, LLP, Ottawa, Ontario, Canada

Legal Counsel

Blake Cassels & Graydon, LLP Ottawa, Ontario, Canada

Stock Exchange Listings

CNSX: NPT

NASDAQ OTC BB: PTEEF.OB